Peak Fintech Launches New Steel Trading Platform as Part of Business Hub Ecosystem

MONTREAL, QUEBEC - August 3, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has launched a new platform to cater to the specific needs of the steel industry in China as part of its Cubeler Business Hub ecosystem.

The newly launched Link-Steel platform (http://www.link-steel.net/) allows steel industry participants to buy and sell a large variety of steel products, and obtain value-added services related to their transactions such as financing, transportation, warehousing, fund transfer and payment settlement. Just like the Gold River platform (https://www.goldriverb2b.com/) is the gateway to the Business Hub for most of the ecosystem's product retailers and distributors, the Link-Steel platform will now be marketed as the gateway to the Business Hub for the country's steel industry.

According to the World Steel Association (https://www.worldsteel.org/), China was once again by far the largest steel producer in the world in 2020 with 1,053 Mt. worth an approximate 4.7 Trillion RMB (about CAD$907.0 Billion), accounting for 56.5% of global production. China exports less than 10% of the steel it produces, which means that most of that steel is bought and sold within the country. Steel is not only used in construction and large infrastructure projects, but also in the manufacturing of products ranging from kitchen knives to household appliances to automobiles and everything in between, making steel one of the most traded commodities in the country. In December 2020, Peak announced that Xingcheng Special Steel Works Ltd. ("XSSW"), China's 2nd largest supplier of special steel products, had joined its Business Hub ecosystem as a certified supplier. This meant that purchase orders placed with XSSW through the Business Hub were now eligible to be financed. Since then, almost 1,000 combined XSSW clients and steel traders have joined the ecosystem, prompting Peak to develop and launch the Link-Steel platform to better fit their needs.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lenders and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence is used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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